UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: July 22, 2021	By	/s/ Santosh Haldankar
	Name:	Santosh Haldankar
	Title:	Sr. Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated July 20, 2021 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating about the Proceedings / Outcome of the 27th Annual General Meeting (AGM) held on July 17, 2021.

Exhibit I

July 20, 2021

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir / Madam,

Sub: Proceedings / Outcome of the 27th Annual General Meeting.

We wish to inform you that the 27th Annual General Meeting (AGM) of HDFC Bank Ltd (‘the Bank’) was held on July 17, 2021 at 02:30 p.m. through video-conferencing (VC).

Please find enclosed herewith the following disclosures:

1.	Proceedings of the 27th AGM as Annexure A and

2.	Disclosures under Schedule III of the Regulations as Annexure B

The Bank has also disclosed the combined results of e-voting, along with the Scrutinizer’s Report.

All resolutions were passed with requisite majority.

You are requested to kindly take the same on record.

Thanking you,

Yours truly,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Sr. Vice President (Legal) & Company Secretary

Encl: a/a

Annexure A

Proceedings of the 27th AGM

The 27th AGM of the Bank was held on July 17, 2021 at 02:30 p.m. through video-conferencing (VC). In compliance with the applicable provisions, the Bank had also provided two-way video-conferencing facility and one-way live webcast of the proceedings of the AGM.

Mr. Atanu Chakraborty, Chairman of the Board of the Bank, chaired the meeting.

The Chairmen of Audit Committee, Nomination and Remuneration Committee and Stakeholders’ Relationship Committee were present at the meeting. The representatives of the Statutory Auditors and Secretarial Auditors were also present at the meeting.

The requisite quorum having been present, the Chairman called the meeting to order and welcomed the shareholders to the Bank’s 27th AGM. Mr. Chakraborty stated that the Bank had received 3 corporate representations for 116,46,25,834 equity shares aggregating to 21.07% of the total voting share capital of the Bank.

The Chairman further informed the members that the Statutory Auditors and Secretarial Auditors had issued unqualified Audit Reports and accordingly, pursuant to the provisions of the Companies Act, 2013 and the Secretarial Standards, and owing to the Covid-19 situation, the Chairman stated that the Audit Reports would be taken as read.

Thereafter, the Chairman addressed the members of the Bank with a brief speech wherein he apprised them about the macro-economy, the Bank’s technology infrastructure, various initiatives taken to facilitate customers during the pandemic era, efforts made to ensure the safety and welfare of its employees, focus areas for the future, and the Bank’s commitment to ESG and corporate governance.

The Chairman further stated that the facility for remote e-voting on all the resolutions as set out in the Notice of the AGM had been provided to the shareholders in proportion to their voting rights as on the cut-off date of July 10, 2021. He also informed that voting by electronic means was also available during the AGM to those shareholders who had not already voted by means of remote e-voting. The Chairman further informed that Mr. B Narasimhan, M/s. B. N. & Associates, Practising Company Secretaries had been appointed as Scrutinizer for scrutinizing the e-voting process in a fair and transparent manner and that he was present at the meeting through video-conferencing means.

The following items as stated in the Notice of 27th AGM were then taken up for consideration:

Item No.	Resolutions

1	To receive, consider and adopt the audited financial statements (standalone) of the Bank for the financial year ended March 31, 2021 and the Reports of the Board of Directors and Auditors thereon

2	To receive, consider and adopt the audited financial statements (consolidated) of the Bank for the financial year ended March 31, 2021 and the Report of the Auditors thereon

3	To declare dividend on Equity Shares

Item No.	Resolutions

4	To appoint a director in place of Mr. Srikanth Nadhamuni (DIN 02551389), who retires by rotation and, being eligible, offers himself for re-appointment

5	To ratify the additional audit fees to the Statutory Auditors, MSKA & Associates, Chartered Accountants

6	To revise the term of office of MSKA & Associates as Statutory Auditors of the Bank

7	To appoint joint Statutory Auditors

8	In supersession of the resolution of the Members of the Bank passed at the 22nd AGM dated July 21, 2016, to approve the revised remuneration of non-executive directors except for Part Time Non-Executive Chairperson

9	To approve the re-appointment of Mr. Umesh Chandra Sarangi (DIN 02040436) as an Independent Director

10	To approve the appointment of Mr. Atanu Chakraborty (DIN 01469375) as a Part time Non-Executive Chairman and Independent Director of the Bank

11	To approve the appointment of Dr. (Ms.) Sunita Maheshwari (DIN 01641411) as an Independent Director

12	To ratify and approve the related party transactions with Housing Development Finance Corporation Limited

13	To ratify and approve the related party transactions with HDB Financial Services Limited

14	To issue Unsecured Perpetual Debt Instruments (part of Additional Tier I capital), Tier II Capital Bonds and Long Term Bonds (financing of infrastructure and affordable housing) on a private placement basis

15	To consider amendment to the ESOS-Plan D-2007 as approved by the Members

16	To consider amendment to the ESOS-Plan D-2010 as approved by the Members

17	To consider amendment to the ESOS-Plan D-2013 as approved by the Members

18	To consider amendment to the ESOS-Plan D-2016 as approved by the Members

The Company Secretary thereafter invited the shareholders to put forth their observations and seek clarifications, if any relating to the annual financial statements, the Integrated Annual Report for the financial year 2020-21 and matters related thereto.

Some of the shareholders, attending the meeting through video-conferencing means, expressed their views / sought clarifications on various issues relating to the business and operations of the Bank. After hearing from the speaker shareholders as above, Mr. Sashidhar Jagdishan, Managing Director & Chief Executive Officer, and Mr. Santosh Haldankar, Company Secretary, responded to their queries and provided clarifications. Mr. Jagdishan also addressed the shareholders on digital outage incidents, disruption by Fintech firms, and initiatives taken for customer satisfaction and employee welfare.

The Chairman then informed that the results of the remote e-voting and e-voting at the 27th AGM, together with the Report of the Scrutinizers thereon, will be disclosed to the Stock Exchanges and displayed on the website of the Bank within 2 working days.

The Chairman thanked the shareholders for joining the 27th AGM of the Bank and declared the meeting as concluded.

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Sr. Vice President (Legal) & Company Secretary

Annexure B

Disclosure of Material Events under Schedule III of the Regulations

1.	Re-appointment of Mr. Srikanth Nadhamuni (DIN 02551389) as Non-Executive Director of the Bank

2.

Revision in the term of office of MSKA & Associates, Chartered Accountants (ICAI Firm Registration No. 105047W) as joint Statutory Auditors of the Bank and fixing of the overall audit fees of the joint Statutory Auditors

3.

Appointment of M. M. Nissim & Co. LLP, Chartered Accountants (ICAI Firm Registration No. 107122W/W100672) as joint Statutory Auditors of the Bank and fixing of the overall audit fees of the joint Statutory Auditors

4.	Re-appointment of Mr. Umesh Chandra Sarangi (DIN 02040436) as an Independent Director of the Bank.

5.	Appointment of Mr. Atanu Chakraborty (DIN 01469375) as Part-time Non-Executive Chairman and Independent Director of the Bank.

6.	Appointment of Dr. (Ms.) Sunita Maheshwari (DIN 01641411) as an Independent Director of the Bank.

7.

Approval of shareholders was obtained for the issue of Unsecured Perpetual Debt Instruments (part of Additional Tier I capital), Tier II Capital Bonds and Long Term Bonds (financing of infrastructure and affordable housing) on a private placement basis of an amount in aggregate not exceeding ₹ 50,000 crores.

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Sr. Vice President (Legal) & Company Secretary